Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at September 30, 2023	As at December 31, 2022
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		3,348	5,847
Short-term investments	3	497	3,840
Accounts receivable		642	648
Prepaids and other receivables		2,370	1,201
		6,857	11,536
Non-current assets
Royalty and other mineral interests	4	672,824	667,504
Long-term investment	5	1,587	1,587
Investment in associate	6	1,710	1,459
Other long-term assets		202	324
		676,323	670,874

		683,180	682,410

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		3,840	3,691
Government loan		—	44
Derivative liabilities	8	—	242
		3,840	3,977
Non-current liabilities
Non-current portion of lease obligation		147	246
Bank loan	7	17,468	9,448
Deferred income tax liability		134,474	135,088
		152,089	144,782

		155,929	148,759

Equity
Issued capital	9	554,869	551,074
Reserves	9	22,518	22,420
Accumulated deficit		(50,456)	(40,168)
Accumulated other comprehensive income		320	325
		527,251	533,651
		683,180	682,410

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended		For the nine months ended
		September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	Notes	($)	($)	($)	($)
Revenue
Revenue	10	797	866	2,032	3,411
Cost of sales
Depletion adjustment / (depletion)	4	(373)	56	(694)	(1,469)
Gross profit		424	922	1,338	1,942

Expenses
Consulting fees		(30)	(44)	(113)	(883)
Depreciation		(13)	(27)	(50)	(63)
Management and directors' fees		(361)	(980)	(1,195)	(1,678)
Salaries, wages and benefits		(328)	(356)	(905)	(889)
Investor communications and marketing expenses		(107)	(479)	(529)	(1,071)
Office and technology expenses		(125)	(228)	(440)	(596)
Transfer agent and regulatory fees		(41)	(124)	(281)	(454)
Insurance fees		(313)	(452)	(1,031)	(1,471)
Professional fees		(259)	(591)	(1,334)	(2,433)
Share-based compensation	9	(562)	(394)	(2,270)	(2,245)
Mineral interests maintenance expenses		(78)	(3)	(159)	(165)
Share of income/(loss) in associate	6	22	2	244	(153)
Dilution income in associate	6	—	—	12	100
Impairment of royalty	4	—	—	—	(3,821)
Operating loss for the period		(1,771)	(2,754)	(6,713)	(13,880)

Other items
Change in fair value of derivative liabilities	8	3	(136)	242	4,498
Change in fair value of short-term investments	3	(142)	(1,359)	(219)	(1,111)
Foreign exchange gain/(loss)		30	21	(77)	31
Interest expense	7	(403)	(259)	(1,025)	(633)
Gain/(loss) on loan modification	7	—	316	(249)	316
Other income		2	(23)	115	92
Net loss before income taxes for the period		(2,281)	(4,194)	(7,926)	(10,687)
Tax (expense)/recovery		464	(485)	530	182
Net loss after income taxes for the period		(1,817)	(4,679)	(7,396)	(10,505)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(44)	(106)	(5)	(145)
Total comprehensive loss for the period		(1,861)	(4,785)	(7,401)	(10,650)

Net loss per share, basic and diluted		(0.01)	(0.03)	(0.05)	(0.08)

Weighted average number of common shares outstanding, basic and diluted		144,970,285	134,822,619	144,609,320	134,407,769

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2021		133,927,501	527,132	20,611	(21,988)	441	526,196
Common shares issued to acquire royalties		9,651,130	22,544	—	—	—	22,544
Common shares issued for marketing services		96,192	273	—	—	—	273
Common shares issued upon exercise of common share purchase warrants		238,246	1,009	(683)	—	—	326
Share-based compensation - performance based restricted shares		—	116	—	—	—	116
Share-based compensation - share options		—	—	1,105	—	—	1,105
Share-based compensation - restricted share units		—	—	341	—	—	341
Net loss for the period		—	—	—	(10,505)	(145)	(10,650)
Dividends		—	—	—	(4,032)	—	(4,032)
Balance at September 30, 2022		143,913,069	551,074	21,374	(36,525)	296	536,219

Balance at December 31, 2022		143,913,069	551,074	22,420	(40,168)	325	533,651
Vesting of restricted share units	9	55,513	266	(266)	—	—	—
Exercise of share options	9	332,298	1,991	(1,823)	—	—	168
Common shares issued for marketing services	9	10,000	22	—	—	—	22
Share-based compensation - share options	9	—	—	1,212	—	—	1,212
Share-based compensation - restricted share units	9	—	—	975	—	—	975
At-the-Market offering:
Common shares issued to for cash	9	496,438	1,254	—	—	—	1,254
Agent fees	9	—	(31)	—	—	—	(31)
Net loss for the period		—	—	—	(7,396)	(5)	(7,401)
Dividends - DRIP	9	162,967	293	—	(293)	—	—
Dividends	9	—	—	—	(2,599)	—	(2,599)
Balance at September 30, 2023		144,970,285	554,869	22,518	(50,456)	320	527,251

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended		For the nine months ended
	September 30		September 30
	2023	2022	2023	2022
	($)	($)	($)	($)
Operating activities
Net loss for the period	(1,817)	(4,679)	(7,396)	(10,505)
Items not involving cash:
Depreciation	13	27	50	63
(Depletion adjustment)/depletion	373	(56)	694	1,469
Interest expense	403	259	1,025	633
(Gain)/loss on loan modification	—	(316)	249	(316)
Other income	(3)	(564)	(64)	(580)
Share-based compensation	562	394	2,270	2,245
Change in fair value of short-term investments	142	1,359	219	1,111
Change in fair value of derivative liabilities	(3)	136	(242)	(4,498)
Impairment of royalty	—	—	—	3,821
Share of (income)/loss in associate	(22)	(2)	(244)	153
Dilution income in associate	—	—	(12)	(100)
Deferred tax (recovery)/expense	(548)	1,325	(614)	(296)
Unrealized foreign exchange (gain)/loss	6	(627)	11	(489)
Operating cash flows before movements in working capital	(894)	(2,744)	(4,054)	(7,289)
Net changes in non-cash working capital items:
Accounts receivables	(264)	1,242	(5)	(703)
Prepaids and other receivables	(826)	885	(1,253)	2,324
Accounts payable and accrued liabilities	233	1,194	163	(5,571)
Cash provided by / (used in) operating activities	(1,751)	577	(5,149)	(11,239)

Investing activities
Restricted cash released	—	—	—	609
Investment in royalties and other mineral interests	(7,510)	(661)	(7,653)	(19,375)
Proceeds on disposition of other mineral assets	—	—	—	—
Investment in marketable securities	—	—	—	(799)
Proceeds on disposition of marketable securities	551	2,522	3,198	17,659
Investment in associate	—	—	—	(409)
Land agreements proceeds credited against mineral properties	338	26	1,565	1,194
Purchase of equipment	—	—	—	(28)
Dividend received	—	—	45	—
Interest received	—	13	24	35
Cash provided by / (used in) investing activities	(6,621)	1,900	(2,821)	(1,114)

Financing activities
Proceeds from the issuance of common shares	—	123	1,391	576
Net proceeds from bank loan / (payment of government loan and bank transaction costs)	7,401	(100)	7,369	9,403
Interest paid	(263)	(163)	(634)	(342)
Payment of lease obligations	(15)	(25)	(56)	(50)
Dividends	—	(1,346)	(2,599)	(4,032)
Cash provided by / (used in) financing activities	7,123	(1,511)	5,471	5,555

Effect of exchange rate changes on cash	(1)	58	—	20

Net decrease in cash	(1,250)	1,024	(2,499)	(6,778)
Cash and cash equivalents
Beginning of period	4,598	6,024	5,847	13,826
End of period	3,348	7,048	3,348	7,048

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (“GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada.

The Company’s common shares (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2022 and the three months ended December 31, 2022.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on November 14, 2023.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2022 and the three months ended December 31, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp. and the following wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	September 30, 2023	December 31, 2022
Gold Royalty U.S. Corp	Canada	Canadian dollar	100%	100%
Ely Gold Royalties Inc.	Canada	Canadian dollar	100%	100%
1320505 B.C. Ltd	Canada	Canadian dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
DHI Minerals (U.S.) Ltd	USA	U.S. dollar	100%	100%
Golden Valley Abitibi Royalties Ltd	Canada	Canadian dollar	100%	100%
Calone Mining Ltd.	Canada	Canadian dollar	100%	100%
Abitibi Royalties USA Inc.	USA	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	Canadian dollar	100%	Incorporated in 2023
Groyco Mex, S.A. de C.V.	Mexico	Mexican pesos	100%	Acquired in 2023

All subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. Short-term investments

($)
Balance at December 31, 2021	25,057
Additions	1,013
Disposition	(22,190)
Fair value change due to price change	(680)
Fair value change due to foreign exchange	640
Balance at December 31, 2022	3,840
Additions	74
Disposition	(3,198)
Fair value change due to price change	(234)
Fair value change due to foreign exchange	15
Balance at September 30, 2023	497

4. Royalty and other mineral interests

($)
Balance at December 31, 2021	630,182
Additions	44,758
Disposition	(86)
Depletion	(1,685)
Land agreement proceeds	(1,844)
Impairment	(3,821)
Balance at December 31, 2022	667,504
Additions	7,975
Disposition	(322)
Depletion	(694)
Land agreement proceeds	(1,639)
Balance at September 30, 2023	672,824

Acquisition of Cozamin Royalty

On August 30, 2023, the Company completed the acquisition of an existing 1.0% net smelter return royalty from Endeavour Silver Corp. (“Endeavour”) on portions of the Cozamin Copper-Silver Mine, located in Zacatecas, Mexico, (“Cozamin”). The purchase price was $7,500 and the consideration paid of $7,274 reflects pre-acquisition royalty revenue of $226 received at the closing date. Transactions cost amounting to $95 were recorded as part of the carrying value. Cozamin is owned and operated by Capstone Copper Corp. The Company also received the option to acquire a 1% smelter return royalty on five additional concessions if such royalties are granted to Endeavour in the future.

Val d'Or Mining Royalties and Strategic Alliance

On January 30, 2023, the Company's subsidiary, Golden Valley Mines and Royalties Ltd. (“Golden Valley”), completed a transaction with Val-d'Or Mining Corporation ("VZZ"). The transaction involved the transfer of interests in 12 properties located in Québec and Ontario, with a carrying value of $322, in exchange for royalties of the same value. Pursuant to the transaction agreement, Golden Valley:

•
divested certain mineral rights and other interests to VZZ and retained a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;
•
assigned to VZZ certain mineral rights and interests under an option agreement with Eldorado Gold (Québec) Inc. and retained a 1.5% NSR royalty on the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and
•
retained a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of the date of this Transition Report, we own 35% of the outstanding common shares of VZZ.

Transaction cost amounting to $59 was capitalized in addition to the carrying value.

Jerritt Canyon

On March 20, 2023, First Majestic Silver Corp. (“First Majestic”) temporarily suspended mining activities at Jerritt Canyon. This event and continued suspension of operations resulted an impairment analysis as of September 30, 2023, using a discounted cash flow model with assumptions including consensus gold prices of $1,760 in the long term, mine production resuming in 2026, and a 5% post-tax real discount rate. As of September 30, 2023, the Company did not identify an impairment of the Jerritt Canyon mine royalty.

Rawhide

During the nine months ended September 30, 2022, mining operations at the Rawhide mine were suspended due to working capital constraints. Accordingly, the Company recognized an impairment charge of $3,821 on the Rawhide royalty.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others			Carrying Amount
	December 31, 2022	Additions	September 30, 2023	December 31, 2022	Depletion	September 30, 2023	Disposition	Land agreement proceeds	Total	September 30, 2023
	($)	($)	($)	($)	($)	($)		($)	($)	($)
Beaufor	1,235	—	1,235	—	—	—	—	—	—	1,235
Borden	3,889	—	3,889	(586)	(227)	(813)	—	—	—	3,076
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	—	5,779
Cozamin	—	7,369	7,369	—	(133)	(133)	—	—	—	7,236
Fenelon	41,553	—	41,553	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(549)	(107)	(656)	—	—	—	8,265
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(817)	(161)	(978)	—	—	—	317,415
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	1,177
McKenzie Break	4,301	—	4,301	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	1,870
Others	135,494	606	136,100	(100)	(66)	(166)	(322)	(1,639)	(1,961)	133,973
Total (1)	669,640	7,975	677,615	(2,136)	(694)	(2,830)	(322)	(1,639)	(1,961)	672,824
(1)
Royalty and other mineral interests include non–depletable assets of $479,315 and depletable assets of $193,509.

Included in others is deferred royalty acquisitions costs of a $138 and $237 incurred in evaluating royalty acquisitions during the three and nine months ended September 30, 2023, respectively. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive royalty acquisition agreement. These costs are primarily expensed to professional fees if management determines not to proceed with a proposed royalty acquisition.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty and other mineral interests (continued)

The following is a summary of selected royalties owned by the Company as of September 30, 2023:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1% NSR	Zacatecas, Mexico
Marigold Mine (1)	0.75% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil
Sleeper Project	0.33% NSR	Nevada, USA

Note:

(1)
Royalty applies to only a portion of the property.

5. Long-term investment

As at September 30, 2023, long-term investment includes a $1,587 (C$2 million) (December 31, 2022: $1,587 (C$2 million)) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

6. Investment in associate

The Company acquired 25,687,444 common shares of VZZ as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of VZZ at a per share price of C$0.20 until March 18, 2024. As at September 30, 2023, the Company has a 35.09% equity interest in VZZ.

The following table summarizes the changes to investment in associates for the period from December 31, 2021 to September 30, 2023:

($)
Balance at December 31, 2021	1,217
Addition	409
Share of loss in associate	(152)
Dilution income	100
Foreign currency translation loss	(115)
Balance at December 31, 2022	1,459
Share of income in associate	244
Dilution income	12
Foreign currency translation loss	(5)
Balance at September 30, 2023	1,710

7. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the “Facility”), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Bank loan (continued)

investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR shall mean on any day the Term SOFR Reference Rate as published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments.

On September 14, 2022, the Company and Bank of Montreal agreed to extend the maturity date of the Facility from March 31, 2023 to March 31, 2025 with the exercise of the Accordion subject to certain additional conditions and the satisfaction of financial covenants.

On February 10, 2023, the Company amended and restated the credit agreement (the “Amended Facility”) with the Bank of Montreal and the National Bank of Canada to expand its existing Facility to $20,000, with an accordion feature providing for an additional $15,000 of availability, subject to certain additional conditions. Subsequently, on February 17, 2023, the Company settled the principal amount, all accrued and unpaid interest of the previous loan with proceeds from the Amended Facility.

On August 30, 2023, the Company expanded the Amended Facility to $25,000 with an accordion feature providing for an additional $10,000 of availability, subject to certain additional conditions, and on August 24, 2023 made additional drawdown of $7,500 from the Amended Facility to acquire Cozamin, resulting in total drawn balance of $17,787 as at September 30, 2023.

The following outlines the movement of the bank loan from December 31, 2021 to September 30, 2023:

($)
Balance at December 31, 2021	—
Draw-down	10,000
Less: transaction costs and fees	(597)
Modification adjustment	(316)
Interest expense	896
Interest paid	(535)
Balance at December 31, 2022	9,448
Additional draw-down	7,787
Less: transaction costs and fees	(388)
Modification adjustment	249
Interest expense	1,010
Interest paid	(638)
Balance at September 30, 2023	17,468

8. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi Royalties Inc. (“Abitibi ”). These put and call options were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value was recognized in the consolidated statements of comprehensive loss. For the three and nine months ended September 30, 2023, the fair value gain of $3 and $109 was recorded in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss, respectively. As at September 30, 2023, there were no outstanding put and call options.

Each of the 8,849,251 warrants to purchase common shares of Ely Gold Royalties Inc. (each, an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The Ely Warrants expired on May 21, 2023. The Company recorded a fair value gain on the warrant derivative liabilities of $Nil and $133 in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2023, respectively.

The movement in derivative liabilities is as follows:

($)
Balance at December 31, 2021	5,027
Repurchase of Abitibi call options	(8)
Change in fair value during the period	(4,777)
Balance at December 31, 2022	242
Change in fair value during the period	(242)
Balance at September 30, 2023	—

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital

9.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

During the nine months ended September 30, 2023, the Company issued 894,249 shares for total proceeds of $1,391 in satisfaction of stock options held by former officers and directors of Golden Valley, common share purchase warrants, stock options and issuances under the Company’s At the Market Program (the “ATM Program”).

During the nine months ended September 30, 2023, the Company issued 162,967 shares in satisfaction of the Dividend Reinvestment Plan.

9.2 Restricted Share Units

The following outlines the movements of the Company’s RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2021	—	—
Granted	771,552	3.25
Forfeited	(2,005)	4.92
Balance at December 31, 2022	769,547	3.25
Granted	58,147	2.16
Vested	(55,513)	4.83
Forfeited	(3,102)	2.81
Balance at September 30, 2023	769,079	3.05

During the nine months ended September 30, 2023, the Company granted 58,147 (2022: 167,849) RSUs at a weighted average value of $2.16 (2022: $4.84) to certain officers, directors, and consultants of the Company, respectively. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company. No RSUs were issued during the three months ended September 30, 2023, compared to 638 RSUs granted at a weighted average value of $2.54 during the three months ended September 30, 2022. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company.

During the three and nine months ended September 30, 2023, the Company recognized share-based compensation expense of $328 (2022: $116) and $975 (2022: $341) related to RSUs and Nil (2022: Nil) and 55,513 (2022: Nil) common shares were issued in respect of vested RSUs, respectively.

The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expenses over the vesting period of the RSUs.

9.3 Reserves

The following outlines the movements of the Company’s common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Total
	($)	($)	($)
Balance at December 31, 2021	8,975	11,636	20,611
Exercise of Ely Warrants	(683)	—	(683)
Share-based compensation - share options	—	1,950	1,950
Share-based compensation - restricted share units	—	542	542
Balance at December 31, 2022	8,292	14,128	22,420
Vesting of restricted share units	—	(266)	(266)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(1,823)	(1,823)
Share-based compensation - share options	—	1,212	1,212
Share-based compensation - restricted share units	—	975	975
Balance at September 30, 2023	8,292	14,226	22,518

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (continued)

9.3 Reserves (continued)

Common Share Purchase Warrants

On March 11 and 12, 2021, the Company issued a total of 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at September 30, 2023 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 0.45 years.

As at September 30, 2023, there were 2,430,000 Ely Warrants outstanding which are exercisable into 595,350 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants have a weighted average exercise price of C$4.59 per GRC Share and with a weighted average remaining contractual life of 1.88 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements of the Company’s common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2021	5,514,245	3.32
Granted	2,848,623	2.98
Forfeited	(126,200)	4.28
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Exercised - Golden Valley Abitibi Royalties Ltd.	(332,298)	1.04
Forfeited - Golden Valley Abitibi Royalties Ltd.	(143,159)	1.04
Balance at September 30, 2023	7,766,211	3.31

During the nine months ended September 30, 2023, the Company granted 5,000 share options at an exercise price of $2.33 to an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. No share options were issued during the three months ended September 30, 2023.

The fair value of the 5,000 share options granted during nine months ended September 30, 2023 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.55%
Expected life (years)	1.37
Expected volatility	41.83%
Expected dividend yield	1.72%
Estimated forfeiture rate	13.33%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable as at September 30, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	1,975,472	1.38	1.22	1,975,472	1.38	1.22
2.00 to 2.99	2,373,708	2.43	3.68	1,222,912	2.43	3.68
3.00 to 3.99	17,514	3.06	3.64	13,136	3.06	3.64
4.00 to 4.99	894,517	4.66	3.10	894,517	4.66	3.10
5.00 and above	2,505,000	5.00	2.44	2,505,000	5.00	2.44
	7,766,211	3.31	3.11	6,611,037	3.44	2.92

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (continued)

9.3 Reserves (continued)

Share Options (continued)

The fair value of the Company’s share options recognized as share-based compensation expense during the three and nine months ended September 30, 2023 were $234 (2022: $185) and $1,211 (2022: $1,105), respectively, using the Black-Scholes option pricing model.

9.4 Dividends

The Company declared dividend of $Nil (2022: $1,346) and $2,892 (2022: $4,032) for the three and nine months ended September 30, 2023, respectively.

10. Revenue

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
	($)	($)	($)	($)
Canadian Malartic	204	316	280	1,070
Borden	130	131	418	954
Cozamin	214	—	214	—
Jerritt Canyon	—	132	198	503
Others	249	287	922	884
	797	866	2,032	3,411

For the three and nine months ended September 30, 2023 and 2022, others consist of royalty income from the Isabella Pearl Mine, land agreement proceeds and advance mineral royalty payments received, and excludes land agreement proceeds credited against mineral properties.

11. Financial instruments

The Company’s financial assets consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair value of derivative warrants to purchase shares in Monarch Mining Corporation and VZZ were initially determined on a residual value basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as Level 2.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

The financial risk arising from the Company's operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

11. Financial instruments (continued)

11.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

11.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at September 30, 2023 was $3,017 compared to $7,559 as at December 31, 2022. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under Facility including the accordion, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

11.4 Currency risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and derivative liabilities are minimal.

11.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at September 30, 2023, a 10% change in the market price of these investments would have an impact of approximately $36 on net loss.

11.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for nine months ended September 30, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the nine months ended September 30, 2023.

12. Related party transactions

12.1 Related Party Transactions

Blender Media Inc (“Blender”) received 120,000 GRC Shares from the Company on October 12, 2021, in exchange for digital marketing services until June 27, 2022. Blender is controlled by a family member of a former director of the Company. During the three and nine months ended September 30, 2023, the Company incurred $1 (2022: $9) and $3 (2022: $507) in digital marketing services from Blender Media. Related party transactions are based on the amounts agreed to by the parties and on market terms. Blender is a vendor to other public companies.

Total management salaries and directors’ fees for key personnel:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
	($)	($)	($)	($)
Management salaries	303	698	922	1,272
Directors' fees	58	282	273	406
	361	980	1,195	1,678
Share-based compensation	315	188	1,390	1,188
	676	1,168	2,585	2,866

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company's assets and liabilities are held in Canada. The Cozamin asset is a Copper-Silver project, located in Mexico.

	September 30, 2023	December 31, 2022
	($)	($)
Non-current assets by geographical region as of:
Canada	457,165	453,801
USA	211,922	217,073
Mexico	7,236	—
Total	676,323	670,874

14. Subsequent events

Acquisition of Québec Royalty Portfolio

On October 2, 2023, the Company entered into an agreement to acquire a portfolio of royalties (“Portfolio”) located in Québec from Société Québécoise d'exploration minière (“SOQUEM”), a subsidiary of Investissement Québec, for C$1,000 in common shares of the Company. SOQUEM will be entitled to 50% of any buy back proceeds received from the Portfolio in the future.